EXHIBIT 12

3M COMPANY
AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions)

	Six months Ended June 30, 2007	Year 2006	Year 2005	Year 2004	Year 2003	Year 2002
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$3,469	$5,625	$4,828	$4,303	$3,448	$2,775

Add:

Interest expense	93	139	101	88	103	100

Interest component of the ESOP benefit expense	3	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	34	70	64	60	53	45

Less:
Equity in undistributed income of 20-50% owned companies	2	6	4	6	7	10

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$3,597	$5,836	$4,999	$4,457	$3,611	$2,926

FIXED CHARGES

Interest on debt	99	138	94	78	93	100

Interest component of the ESOP benefit expense	3	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	34	70	64	60	53	45

TOTAL FIXED CHARGES	$136	$216	$168	$150	$160	$161

RATIO OF EARNINGS TO FIXED CHARGES	26.4	27.0	29.8	29.7	22.6	18.2

*                    First six months 2007 results included net pre-tax gains of $675 million, with net benefits from gains related to the sale of businesses partially offset by increases in environmental liabilities and restructuring actions. 2006 results included net pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 includes net pre-tax losses of $202 million, primarily related to the 2001/2002 corporate restructuring program.